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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilshire Pacific Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8447 Wilshire Blvd., Suite 202
(No. and Street)

Beverly Hills	CA	90211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric J. Weissman - (310) 526-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., Suite 120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Eric J. Weissman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilshire Pacific Capital Advisors, LLC, as of January 10, 20 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

BIJAN SANI
Notary Public - California
Los Angeles County
Commission # 2235239
My Comm. Expires Mar 27, 2022

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 14 day of Feb, 2019 by Eric J. Weissman proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Wilshire Pacific Capital Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Wilshire Pacific Capital Advisors, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Wilshire Pacific Capital Advisors, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilshire Pacific Capital Advisors, LLC's management. My responsibility is to express an opinion on Wilshire Pacific Capital Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Wilshire Pacific Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Wilshire Pacific Capital Advisors, LLC's auditor since 2018.

Tarzana, California

January 10, 2019

Wilshire Pacific Capital Advisors, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	127,510
Accounts receivable, net		-
Prepaid Expenses		-
Total assets	$	127,510

Liabilities

Accounts payable	$	5,000
Accrued Expenses	$	53,000
Total liabilities		58,000

Member's equity

		-
Member's equity		69,510
Total member's equity		69,510
Total liabilities and member's equity	$	127,510

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues		
Services Income	$	307,616
Commission Income		195,617
Interest Income		39
Total revenues		503,272
Expenses		
Commission expense		464,845
Occupancy and equipment rental		6,000
Professional fees		15,878
Taxes, other than income taxes		
Other operating expenses		12,113
Total expenses		498,835
Net income (loss) before income tax provision		4,436
Income tax provision		1,700
Net income (loss)	$	2,736

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

		Member's Equity
Balance at December 31, 2017	$	66,774
Member's distributions		-
Member's contributions		-
Net income (loss)		2,736
Balance at December 31, 2018	$	69,510

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:		
Net income (loss)		$ 2,736
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable, net	$ -	
Prepaid expense	500	
Increase (decrease) in liabilities:		
Accounts Payable	(9,623)	
Accrued Expenses	(14,475)	
Commissions Payable	49,000	
Total adjustments		25,402
Net cash provided by (used in) operating activities		28,138
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member distributions		
Member contributions	-	
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		28,138
Cash at beginning of year		99,372
Cash at end of year		$ 127,510

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 1,700

The accompanying notes are an integral part of these financial statements.

Wilshire Pacific Capital Advisors, LLC
Notes to Financial Statements
December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wilshire Pacific Capital Advisors, LLC (the "Company") was organized in the State of California on December 24, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by Eric J. Weissman.

The Company provides limited corporate finance services to small to middle market companies operating within the healthcare industry and others. The Company can also engage in private placements and mergers and acquisitions services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts may be considered necessary because probable uncollectible accounts are material.

Investment advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. Recent accounting standards as to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 10, 2019, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue is recorded based on the terms specified in the contract with the Company's clients and excludes any sales incentives or amounts collected on behalf of third parties. The Company recognizes revenue when it has fulfilled its obligation to its clients. The Company does not collect any taxes or regulatory fees from its clients and accordingly does not recognize any revenue related thereto.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue:

> Fees earned: This includes fees earned from investment banking fees, M&A advisory, revenue from research services, and other consulting services.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial

Note 2: ASC 606 Revenue Recognition

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method, *i.e.*, by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgment to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (*e.g.*, success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Non-refundable retainer fees, announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: INCOME TAXES

As discussed in Summary of Significant Accountancy Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company provided for $1,700 in California state franchise taxes.

The company is subject to audit by taxing agencies for years ending December 31, 2015, 2016 and 2017.

Note 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

Accounts Receivable	$ 0
Less: Allowance for Doubtful Accounts	(0)
Accounts Receivable, Net	0

Note 5: RELATED PARTY TRANSACTION / COMMISSIONS PAID TO PRINCIPAL

The Company pays the major portion of its net income to Williamsburg Holdings, LLC, which is wholly owned by the Company's Chief Executive Officer and principal. These payments are included on the accompanying Statement of Income as Commissions.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the 2018 ASU releases to determine relevance to the Company's operations.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $69,510, which was $64,510 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($58,000) to net capital was 0.83 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2018, or during the year then ended.

Wilshire Pacific Capital Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Member's equity	$ 69,510	
Total stockholder's equity		$ 69,510
Less: Non-allowable assets		
Accounts receivable	-	
Prepaid Expenses	-	
	-	
Total non-allowable assets		-
Net Capital		69,510
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,867	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 64,510
Ratio of aggregate indebtedness to net capital	0.83	

See independent auditor's report

Wilshire Pacific Capital Advisors, LLC
Schedule II – Computation for Determination of the Reserve Requirements
Pursuant to SEC Rule 15c-3-3
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Schedule III – Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c-3-3
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Wilshire Pacific Capital Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. §15c3-3(k)
For the Year Ended December 31, 2018

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Wilshire Pacific Capital Advisors, LLC
Beverly Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wilshire Pacific Capital Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wilshire Pacific Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Wilshire Pacific Capital Advisors, LLC, stated that Wilshire Pacific Capital Advisors, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Wilshire Pacific Capital Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Wilshire Pacific Capital Advisors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 10, 2019

WILSHIRE PACIFIC CAPITAL ADVISORS, LLC
8447 WILSHIRE BLVD., SUITE 202
BEVERLY HILLS, CA 90211
TEL 310.526.3323 | FAX 310.388.5405

Assertions Regarding Exemption Provisions

We, as members of management of Wilshire Pacific Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

(***Insert Name of Company***)

By:

(Eric J. Weissman, President)

1/10/2019

(Date)

Wilshire Pacific Capital Advisors, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Wilshire Pacific Capital Advisors, LLC
Beverly Hills, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Wilshire Pacific Capital Advisors, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Wilshire Pacific Capital Advisors, LLC the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Wilshire Pacific Capital Advisors, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 10, 2019

Wilshire Pacific Capital Advisors, LLC

Schedule of Securities Investor Protection Corporation

Assessment and Payments

For the Year Ended December 31, 2018

		Amount
Total assessment	$	293
SIPC-6 general assessment Payment made on June 30, 2018		-
SIPC-7 general assessment Payment made on December 31, 2018		(293)
Total assessment balance (overpayment carried forward)	$	-